Exhibit 99.11

SHAREHOLDERS’ AGM CONVENED ON APRIL 14, 2017 AT 12:00 NOON CEST at the Radisson Blu Hotel Amsterdam Airport, Boeing Avenue 2, 1119 PB Schiphol-Rijk (NL)

PROXY FORM

To be sent to:       Computershare S.p.A., Via Nizza 262/73, 10126 Turin (Italy), as Agent for FCA N.V., at the latest on April 7, 2017 by mail or by Fax (+39 011 0923202) or by e-mail (fca@computershare.it), as an attachment in PDF format.

Disclaimer

This Proxy Form shall be completed and signed by the Shareholder in order to appoint Computershare S.p.A. to vote as per attached Voting Instructions Form at the Shareholders’ AGM of FCA N.V.. Alternatively the Shareholder can vote online through the company website (www.fcagroup.com/Investors/Stock Info & Shareholder Corner/Shareholder Meetings).

Mandatory information *

THE UNDERSIGNED*
Date of birth * Place of birth * Resident in (town/city) *
At (street address) * Italian Tax Code*
Telephone no. * e-mail
entitled to vote at the close of business of March 17, 2017 (record date) as (1):
registered shareholder legal representative or agent with authority to sub-delegate Pledgee Taker-in
Beneficial interest holder official receiver manager other (specify)
for no. * FCA common shares
(2) registered in the name of
Date of birth * Place of birth * Resident in (town/city) *
At (street address) * Italian tax Code
Registered in the securities account (3) no. At Bank code (ABI) Branch code (CAB)
as resulting from communication no. (4) Made by (Bank)

APPOINTS Computershare S.p.A. to attend at the above mentioned meeting and to vote, with reference to the above shares, in accordance with the instructions provided in the following Voting Instructions Form. If no such directions are indicated,

ACKNOWLEDGES that Computershare S.p.A. will have the authority to vote “For” with regard to all following proposals.

DATE	Form of identification (5) (type)*	Issued by *	no.*	SIGNATURE

1.	Specify the capacity of the proxy signatory and, where applicable, attach documentary proof of his power.
2.	To be completed only if the registered shareholder is different from the proxy signatory; mandatory indications on relevant personal details must be included.
3.	Provide the securities account number, Bank Codes and Branch Codes of the Depository, or in any case its name, available in the securities account statement.
4.	Reference to the communication made by the intermediary and its name.
5.	Provide details of a valid form of identification of the proxy signatory.

SHAREHOLDERS’ AGM CONVENED ON APRIL 14, 2017 AT 12:00 NOON CEST at the Radisson Blu Hotel Amsterdam Airport, Boeing Avenue 2, 1119 PB Schiphol-Rijk (NL)

VOTING INSTRUCTIONS FORM

The Undersigned
INSTRUCTS the Appointed Representative to vote at the above indicated shareholders’ meeting as follows

RESOLUTIONS OF THE AGENDA TO BE VOTED		VOTE (Please tick as appropriate)
2.d.	Adoption of the 2016 Annual Accounts	For	Against	Abstain
2.e.	Granting of discharge to the directors in respect of the performance of their duties during the financial year 2016	For	Against	Abstain
3.a.	Re-appointment of John Elkann (executive director)	For	Against	Abstain
3.b.	Re-appointment of Sergio Marchionne (executive director)	For	Against	Abstain
4.a.	Re-appointment of Ronald L. Thompson (non-executive director)	For	Against	Abstain
4.b.	Re-appointment of Andrea Agnelli (non-executive director)	For	Against	Abstain
4.c.	Re-appointment of Tiberto Brandolini d’Adda (non-executive director)	For	Against	Abstain
4.d.	Re-appointment of Glenn Earle (non-executive director)	For	Against	Abstain
4.e.	Re-appointment of Valerie A. Mars (non-executive director)	For	Against	Abstain
4.f.	Re-appointment of Ruth J. Simmons (non-executive director)	For	Against	Abstain
4.g.	Appointment of Michelangelo A. Volpi (non-executive director)	For	Against	Abstain
4.h.	Re-appointment of Patience Wheatcroft (non-executive director)	For	Against	Abstain
4.i.	Re-appointment of Ermenegildo Zegna (non-executive director)	For	Against	Abstain
5.	Amendment remuneration policy for the Board of Directors	For	Against	Abstain
6.	Proposal to appoint Ernst & Young Accountants LLP as the independent auditor of the Company	For	Against	Abstain
7.	Delegation to the Board of Directors of the authority to acquire common shares in the capital of the Company	For	Against	Abstain
9. Proposal to demerge from the Company the interest to be held in Gruppo Editoriale L’Espresso S.p.A. in accordance with the Demerger Proposal		For	Against	Abstain
Resolution in accordance with Section 2:334m of the Dutch Civil Code to effect a demerger from the Company as set forth in Title 7 of Book 2 of the Dutch Civil Code (“Demerger”), as a consequence whereof all shares in Gruppo Editoriale L’Espresso S.p.A. to be held by the Company will transfer to InterimCo B.V. under universal title of succession in accordance with the demerger proposal dated March 3, 2017 between the Company and InterimCo B.V. (the “Demerger Proposal”)

SHAREHOLDERS’ AGM CONVENED ON APRIL 14, 2017 AT 12:00 NOON CEST at the Radisson Blu Hotel Amsterdam Airport, Boeing Avenue 2, 1119 PB Schiphol-Rijk (NL)

SIGNATURE ……………………………….